================================================================================

                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                             -----------------------

                                   SCHEDULE TO
                                 (RULE 14d-100)

            TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1)
                     OF THE SECURITIES EXCHANGE ACT OF 1934
                               (Amendment No. 10)

                                 DTM CORPORATION
                       (Name of Subject Company (Issuer))

                                TIGER DEALS, INC.

                             3D SYSTEMS CORPORATION
                                   (Offerors)

                    COMMON STOCK, $0.0002 PAR VALUE PER SHARE
                         (Title of Class of Securities)

                                   23333 L 103
                      (CUSIP Number of Class of Securities)

                                   -----------

                                                        COPY TO:
            E. JAMES SELZER
       CHIEF FINANCIAL OFFICER AND               JULIE M. KAUFER, ESQ.
         VICE PRESIDENT, FINANCE       AKIN, GUMP, STRAUSS, HAUER & FELD, L.L.P.
         3D SYSTEMS CORPORATION                 2029 CENTURY PARK EAST
           26081 AVENUE HALL                          SUITE 2400
        VALENCIA, CALIFORNIA 91355            LOS ANGELES, CALIFORNIA 90067
             (661) 295-5600                         (310) 229-1000


  (Name, address, and telephone number of persons authorized to receive notices and communications on behalf of filing persons)

                                   -----------

                            CALCULATION OF FILING FEE
--------------------------------------------------------------------------------
         Transaction valuation*                  Amount of filing fee**
               $46,971,196                              $9,395
--------------------------------------------------------------------------------

* Estimated for purposes of calculating the filing fee only. Calculated based on the product of $5.80, the per share tender offer price for all the outstanding shares of common stock, par value $0.0002 per share, of DTM Corporation (the "Common Shares"), multiplied by 8,098,482 (which includes 977,493 shares issuable pursuant to the exercise of outstanding stock options).

** The amount of the filing fee, calculated in accordance with Rule 0-11(d) of the Securities Exchange Act of 1934, as amended, equals 1/50th of one percent of the aggregate value of cash offered by Tiger Deals, Inc. for such number of Common Shares.

[X] Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

        Amount Previously Paid....$9,395   Filing Party...Tiger Deals, Inc. and
                                                          3D Systems Corporation
        Form or Reg. No......Schedule TO   Date Filed.........April 30, 2001

                            Amend. No. 1 to Schedule TO       May 16, 2001

[ ] Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

        [X]     third-party tender offer subject to Rule 14d-1.

        [ ]     issuer tender offer subject to Rule 13e-4.

        [ ]     going-private transaction subject to Rule 13e-3.

        [ ]     amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: [ ]

================================================================================


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        This Amendment No. 10 amends and supplements the Tender Offer Statement on Schedule TO filed with the SEC on April 30, 2001, as amended and supplemented by Amendment No. 1 filed with the SEC on May 16, 2001, Amendment No. 2 filed with the SEC on May 22, 2001, Amendment No. 3 filed with the SEC on May 25, 2001, Amendment No. 4 filed with the SEC on June 7, 2001, Amendment No. 5 filed with the SEC on June 19, 2001, Amendment No. 6 filed with the SEC of July 6, 2001, Amendment No. 7 filed with the SEC on July 23, 2001, Amendment No. 8 filed with the SEC on July 27, 2001 and Amendment No. 9 filed with the SEC on August 13, 2001, relating to the offer to purchase by Tiger Deals, Inc., or "Offeror," a Delaware corporation and an indirect wholly-owned subsidiary of 3D Systems Corporation, or "Parent," a Delaware corporation, all of the outstanding shares of common stock, par value $0.0002 per share, of DTM Corporation, or the "Company," a Texas corporation, at a purchase price of $5.80 per share, net to the seller in cash, without interest and less any required withholding taxes, upon the terms and subject to the conditions set forth in the "Offer to Purchase," dated as of April 30, 2001, the "Amendment and Supplement to Offer to Purchase," dated as of May 15, 2001, and in the related Letter of Transmittal. Copies of the Offer to Purchase, Amendment and Supplement to Offer to Purchase and Letter of Transmittal were filed as Exhibits (a)(1)(i), (a)(1)(ix) and
(a)(1)(ii), respectively, to the Schedule TO, as amended. Capitalized terms used herein but not otherwise defined have the meanings ascribed to those terms in the Offer to Purchase.

        The information in the Schedule TO, as amended, is hereby expressly incorporated herein by reference in response to all the items of this Amendment No. 10, except as otherwise set forth below. You should read this amendment together with the Schedule TO we filed on April 30, 2001, the Amendment No. 1 to Schedule TO we filed on May 16, 2001, the Amendment No. 2 to Schedule TO we filed on May 22, 2001, the Amendment No. 3 to Schedule TO we filed on May 25, 2001, the Amendment No. 4 to Schedule TO we filed on June 7, 2001, the Amendment No. 5 to Schedule TO we filed on June 19, 2001, the Amendment No. 6 to Schedule TO we filed on July 6, 2001, the Amendment No. 7 to Schedule TO we filed on July 23, 2001, the Amendment No. 8 to Schedule TO we filed on July 27, 2001 and the Amendment No. 9 to Schedule TO we filed on August 13, 2001.

ITEM 1. SUMMARY TERM SHEET.

        Item 1 of Schedule TO is hereby amended and supplemented by including the following:

        The initial offering period expired at 12:00 midnight, New York City time, on Friday, August 17, 2001. On August 20, 2001, we commenced a subsequent offering period which will expire at 12:00 midnight, New York City time, on Thursday, August 23, 2001. The full text of the press release we issued on August 20, 2001 announcing the expiration of the initial offering period and the commencement of the subsequent offering period is filed as Exhibit (a)(1)(xviv) and we incorporate it by reference.

ITEM 4. TERMS OF THE TRANSACTION.

        Item 4 of Schedule TO is hereby amended and supplemented by including the following:

        The initial offering period expired at 12:00 midnight, New York City time, on Friday, August 17, 2001. On August 20, 2001, we commenced a subsequent offering period which will expire at 12:00 midnight, New York City time, on Thursday, August 23, 2001. The full text of


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the press release we issued on August 20, 2001 announcing the expiration of the initial offering period and the commencement of the subsequent offering period is filed as Exhibit (a)(1)(xviv) and we incorporate it by reference.

ITEM 8. INTEREST IN THE SECURITIES OF THE SUBJECT COMPANY.

        Item 8 is hereby amended and supplemented by include the following information:

        The initial offering period expired at 12:00 midnight, New York City time, on Friday, August 17, 2001. Following the expiration of the initial offering period, we accepted for payment all shares validly tendered during the initial offering period. We were informed of preliminary results by the depositary that the shares tendered totaled 6,621,914, representing approximately 93% of the outstanding shares. These shares, together with 309,163 shares subject to notices of guaranteed delivery, represent approximately 97% of the outstanding shares. DTM delisted its shares from the Nasdaq SmallCap Market before the open of business on August 20, 2001. In connection with the delisting, DTM filed a Certification and Notice of Termination of Registration under Section 12(g) of the Securities Exchange Act of 1934 on Form 15 with the SEC on August 20, 2001.

        On August 20, 2001, we commenced a subsequent offering period which will expire at 12:00 midnight, New York City time, on Thursday, August 23, 2001. During the subsequent offering period, shares of DTM'S common stock will be accepted and paid for promptly as they are tendered. The same $5.80 per share consideration during the initial offering period will be paid during the subsequent offering period. Shares of DTM's common stock tendered during the subsequent offering period may not be withdrawn.

        The expiration of the subsequent offering period will be followed by a merger between Tiger Deals, our wholly owned subsidiary, and DTM, with DTM as the surviving company. Pursuant to the merger, DTM stockholders who do not tender their shares in the offer and who do not seek appraisal of their shares pursuant to the provisions of applicable law will have their shares converted into a right to receive the same $5.80 per share purchase price provided for in the offer. As a result of the merger, DTM will become our wholly owned subsidiary. We intend to complete the merger as soon as practicable after the expiration of the subsequent offering period.

        The full text of the press release we issued on August 20, 2001 announcing the expiration of the initial offering period, the commencement of the subsequent offering period and the follow-on merger between Tiger Deals and DTM is filed as Exhibit (a)(1)(xviv) and we incorporate it by reference.

ITEM 11. ADDITIONAL INFORMATION.

        Item 11 of Schedule TO is hereby amended and supplemented by including the following:

        On August 16, 2001, we reached a settlement with the United States Department of Justice enabling us to complete the transactions contemplated by the Agreement and Plan of Merger dated as of April 2, 2001, by and among our company, DTM and Tiger Deals. Under the terms of the settlement agreement, which was filed in the U.S. District Court for the District of Columbia on August 16, 2001, we must enter into a patent licensing agreement for either stereolithography or selective laser sintering with a third party. We have 120 days from August 16, 2001 to complete the license agreement, unless the Department of Justice agrees to grant us a 60-day extensions. If we are unable to complete the license agreement within the time permitted under the settlement agreement, the Department of Justice may appoint a trustee to effect the required license.

        Our settlement with the Department of Justice was filed with the court as a proposed Final Judgment. As required by the Tunney Act, the proposed Final Judgment will be published in the Federal Register. Following a 60-day comment period, the court may enter the Final Judgment upon a finding that it serves the public interest. We have agreed to abide by the terms of the proposed Final Judgment pending its entry. We expect the proposed Final Judgment to be


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entered by the court following completion of the Tunney Act procedures. However, if, following all available appeals, the court does not enter the Final
Judgment, the Department of Justice would be able to recommence its challenge to our purchase of DTM, even if we have consummated the purchase.

        The full text of the press release we issued on August 16, 2001 announcing the settlement with the Department of Justice is filed as Exhibit
(a)(1)(xviii) and we incorporate it by reference.

ITEM 12. EXHIBITS.

                                  EXHIBIT INDEX

EXHIBIT
NUMBER                DESCRIPTION
-------               -----------
(a)(1)(i)             Offer to Purchase, dated as of April 30, 2001.(1)

(a)(1)(ii)            Letter of Transmittal for Common Stock.(1)

(a)(1)(iii)           Notice of Guaranteed Delivery for Common Stock.(1)

(a)(1)(iv)            Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other
                      Nominees.(1)

(a)(1)(v)             Letter to Clients from Brokers, Dealers, Commercial Banks, Trust
                      Companies and Other Nominees.(1)

(a)(1)(vi)            Guidelines for Certification of Taxpayer Identification Number on
                      Substitute Form W-9.(1)

(a)(1)(vii)           Text of Joint Press Release issued by the Company and
                      Parent on April 3, 2001 (incorporated by reference to
                      Exhibit 99.1 to Parent's Form 8-K filed April 10, 2001).

(a)(1)(viii)          Summary advertisement published in The Wall Street Journal on April 30,
                      2001.(1)

(a)(1)(ix)            Amendment and Supplement to Offer to Purchase, dated as of May 15,
                      2001.(2)

(a)(1)(x)             Text of Press Release issued by Parent on May 21, 2001.(3)

(a)(1)(xi)            Text of Press Release issued by Parent on May 25, 2001.(4)

(a)(1)(xii)           Text of Joint Press Release issued by the Company and Parent on June 6,
                      2001.(5)

(a)(1)(xiii)          Text of Joint Press Release issued by the Company and Parent on June 18,
                      2001.(6)

(a)(1)(xiv)           Text of Joint Press Release issued by the Company and Parent on July 5,
                      2001.(7)

(a)(1)(xv)            Text of Joint Press Release issued by the Company and Parent on July 20,
                      2001.(8)

(a)(1)(xvi)           Text of Joint Press Release issued by the Company and Parent on July 27,
                      2001.(9)

(a)(1)(xvii)          Text of Joint Press Release issued by the Company and Parent on August
                      10, 2001.(10)

(a)(1)(xviii)         Text of Press Release issued by Parent on August 16, 2001.

(a)(1)(xviv)          Text of Press Release issued by Parent on August 20, 2001.

(a)(2)                Not applicable.

(a)(3)                Not applicable.


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


(a)(4)                Not applicable.

(a)(5)(i)             Letter Agreement, dated as of June 20, 2001, by and among the Company,
                      Parent and Offeror.(7)

(a)(5)(ii)            Letter Agreement, dated as of July 5, 2001, by and among the Company,
                      Parent and Offeror.(7)

(a)(5)(iii)           Letter Agreement, dated as of July 20, 2001, by and among the Company,
                      Parent and Offeror.(8)

(a)(5)(iv)            Letter Agreement, dated as of July 26, 2001, by and among the Company,
                      Parent and Offeror.(9)

(a)(5)(v)             Letter Agreement, dated as of August 13, 2001, by and among the Company,
                      Parent and Offeror.(10)

(b)                   Commitment Letter, dated as of April 24, 2001, by U.S. Bank National
                      Association and Parent.(1)

(b)(i)                Loan and Security Agreement, dated as of May 21, 2001, by and among U.S.
                      Bank National Association, Parent and other signatories.(3)

(b)(ii)               Amendment Agreement Number One to Loan and Security Agreement, dated as of July 26, 2001, by and among U.S. National Bank National Association,
                      Parent and other signatories.(9)

(d)(1) Agreement and Plan of Merger, dated as of April 2, 2001, by and among the Company, Parent and Offeror (incorporated by reference to Exhibit 99.2 to Parent's Schedule TO-C filed April 3, 2001).

(d)(2)                Amendment No. 1 to Agreement and Plan of Merger, dated as of May 15,
                      2001, by and among the Company, Parent and Offeror.(2)

(d)(3)                Form of Tender and Voting Agreement, dated as of April 2,
                      2001, by and among Parent, Offeror and certain shareholders of the Company (incorporated by reference to Exhibit 99.3 to Parent's Schedule TO-C filed April 3,
                      2001).

(g)                   None.

(h)                   None.

(1) Previously filed with Schedule TO filed with the SEC on April 30, 2001.

(2) Previously filed with Amendment No. 1 to Schedule TO filed with the SEC on May 16, 2001.

(3) Previously filed with Amendment No. 2 to Schedule TO filed with the SEC on May 22, 2001.

(4) Previously filed with Amendment No. 3 to Schedule TO filed with the SEC on May 25, 2001.

(5) Previously filed with Amendment No. 4 to Schedule TO filed with the SEC on June 7, 2001.

(6) Previously filed with Amendment No. 5 to Schedule TO filed with the SEC on June 19, 2001.

(7) Previously filed with Amendment No. 6 to Schedule TO filed with the SEC on July 6, 2001.

(8) Previously filed with Amendment No. 7 to Schedule TO filed with the SEC on July 23, 2001.

(9) Previously filed with Amendment No. 8 to Schedule TO filed with the SEC on July 27, 2001.

(10) Previously filed with Amendment No. 9 to Schedule TO filed with the SEC on August 13, 2001.


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                                    SIGNATURE

        After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  August 20, 2001                TIGER DEALS, INC.



                                       BY:     /S/ BRIAN K. SERVICE
                                            ------------------------------------
                                            Name:  Brian K. Service
                                            Title: President and Chief Executive
                                                   Officer


        After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  August 20, 2001                3D SYSTEMS CORPORATION



                                       BY:     /S/ BRIAN K. SERVICE
                                            ------------------------------------
                                            Name:  Brian K. Service
                                            Title: President and Chief Executive
                                                   Officer




                                       7
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                                  EXHIBIT INDEX

EXHIBIT
NUMBER                DESCRIPTION
-------               -----------
(a)(1)(i)             Offer to Purchase, dated as of April 30, 2001.(1)

(a)(1)(ii)            Letter of Transmittal for Common Stock.(1)

(a)(1)(iii)           Notice of Guaranteed Delivery for Common Stock.(1)

(a)(1)(iv)            Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other
                      Nominees.(1)

(a)(1)(v)             Letter to Clients from Brokers, Dealers, Commercial Banks, Trust
                      Companies and Other Nominees.(1)

(a)(1)(vi)            Guidelines for Certification of Taxpayer Identification Number on
                      Substitute Form W-9.(1)

(a)(1)(vii)           Text of Joint Press Release issued by the Company and
                      Parent on April 3, 2001 (incorporated by reference to
                      Exhibit 99.1 to Parent's Form 8-K filed April 10, 2001).

(a)(1)(viii)          Summary advertisement published in The Wall Street Journal on April 30,
                      2001.(1)

(a)(1)(ix)            Amendment and Supplement to Offer to Purchase, dated as of May 15,
                      2001.(2)

(a)(1)(x)             Text of Press Release issued by Parent on May 21, 2001.(3)

(a)(1)(xi)            Text of Press Release issued by Parent on May 25, 2001.(4)

(a)(1)(xii)           Text of Joint Press Release issued by the Company and Parent on June 6,
                      2001.(5)

(a)(1)(xiii)          Text of Joint Press Release issued by the Company and Parent on June 18,
                      2001.(6)

(a)(1)(xiv)           Text of Joint Press Release issued by the Company and Parent on July 5,
                      2001.(7)

(a)(1)(xv)            Text of Joint Press Release issued by the Company and Parent on July 20,
                      2001.(8)

(a)(1)(xvi)           Text of Joint Press Release issued by the Company and Parent on July 27,
                      2001.(9)

(a)(1)(xvii)          Text of Joint Press Release issued by the Company and Parent on August
                      10, 2001.(10)

(a)(1)(xviii)         Text of Press Release issued by Parent on August 16, 2001.

(a)(1)(xviv)          Text of Press Release issued by Parent on August 20, 2001.

(a)(2)                Not applicable.

(a)(3)                Not applicable.

(a)(4)                Not applicable.

(a)(5)(i)             Letter Agreement, dated as of June 20, 2001, by and among the Company,
                      Parent and Offeror.(7)

(a)(5)(ii)            Letter Agreement, dated as of July 5, 2001, by and among the Company,
                      Parent and Offeror.(7)

(a)(5)(iii)           Letter Agreement, dated as of July 20, 2001, by and among the Company,
                      Parent and Offeror.(8)

(a)(5)(iv)            Letter Agreement, dated as of July 26, 2001, by and among the Company,
                      Parent and Offeror.(9)

(a)(5)(v)             Letter Agreement, dated as of August 13, 2001, by and among the


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

                      Company, Parent and Offeror.(10)

(b)                   Commitment Letter, dated as of April 24, 2001, by U.S. Bank National
                      Association and Parent.(1)

(b)(i)                Loan and Security Agreement, dated as of May 21, 2001, by and among U.S.
                      Bank National Association, Parent and other signatories.(3)

(b)(ii)               Amendment Agreement Number One to Loan and Security Agreement, dated as of July 26, 2001, by and among U.S. National Bank National Association,
                      Parent and other signatories.(9)

(d)(1) Agreement and Plan of Merger, dated as of April 2, 2001, by and among the Company, Parent and Offeror (incorporated by reference to Exhibit 99.2 to Parent's Schedule TO-C filed April 3, 2001).

(d)(2)                Amendment No. 1 to Agreement and Plan of Merger, dated as of May 15,
                      2001, by and among the Company, Parent and Offeror.(2)

(d)(3)                Form of Tender and Voting Agreement, dated as of April 2,
                      2001, by and among Parent, Offeror and certain shareholders of the Company (incorporated by reference to Exhibit 99.3 to Parent's Schedule TO-C filed April 3,
                      2001).

(g)                   None.

(h)                   None.

(1) Previously filed with Schedule TO filed with the SEC on April 30, 2001.

(2) Previously filed with Amendment No. 1 to Schedule TO filed with the SEC on May 16, 2001.

(3) Previously filed with Amendment No. 2 to Schedule TO filed with the SEC on May 22, 2001.

(4) Previously filed with Amendment No. 3 to Schedule TO filed with the SEC on May 25, 2001.

(5) Previously filed with Amendment No. 4 to Schedule TO filed with the SEC on June 7, 2001.

(6) Previously filed with Amendment No. 5 to Schedule TO filed with the SEC on June 19, 2001.

(7) Previously filed with Amendment No. 6 to Schedule TO filed with the SEC on July 6, 2001.

(8) Previously filed with Amendment No. 7 to Schedule TO filed with the SEC on July 23, 2001.

(9) Previously filed with Amendment No. 8 to Schedule TO filed with the SEC on July 27, 2001.

(10) Previously filed with Amendment No. 9 to Schedule TO filed with the SEC on August 13, 2001.



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